May 21, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628
Attention: Sisi Cheng, Anne McConnell
    Division of Corporate Finance
    Office of Manufacturing

Re:	Bunge Limited Form 10-K for the Year Ended December 31, 2019 Filed February 21, 2020 Form 8-K Filed February 12, 2020 File No. 001-16625
Dear Ms. Cheng:
I am writing this letter on behalf of Bunge Limited (the “Company”) in response to the comment letter of the Staff of the Commission dated April 20, 2020 regarding the above-referenced documents filed by the Company. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response:
Form 8-K Filed February 12, 2020
Exhibit 99.1
Financial Highlights, page 2

1.
We note that you provide tabular disclosures of Adjusted Segment EBIT by segment without providing more prominent tabular disclosures of the most directly comparable GAAP measures, Segment EBIT by segment. We also note that you do not provide reconciliations of Adjusted Segment EBIT by segment to the most directly comparable GAAP measures. Please refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the updated C&DI related to Non-GAAP Financial Measures and revise your disclosures accordingly. In addition, please clearly identify each segment measure under “Total Segment EBIT, adjusted” in the table as “Adjusted Segment EBIT”.

Response: The Company acknowledges the Staff’s comment. In future earnings releases, the Company undertakes to revise its disclosures of segment operating performance to provide both the segment EBIT and adjusted segment EBIT in comparably prominent disclosures. In addition, the Company undertakes to provide, in future earnings releases, reconciliations of adjusted Segment EBIT by segment to the most directly comparable GAAP measures. The Company will also identify each adjusted segment EBIT measure under the heading “Total Segment EBIT, adjusted” as “Adjusted Segment EBIT”.

U.S. Securities and Exchange Commission
May 21, 2020

Fourth Quarter Results
Cash Flow, page 3

2.
You disclose that adjusting for the beneficial interest in securitized trade receivables, cash provided by operating activities was $475 million compared to $654 million in the prior year. Please identify these measures as non-GAAP financial measures and reconcile them to the most directly comparable GAAP measures.

Response: The Company acknowledges the Staff’s comment and undertakes, in future public disclosures and periodic and current reports filed with the SEC, to identify references to the Company’s cash provided by operating activities adjusted for the beneficial interest in securitized trade receivables as a non-GAAP financial measure and the Company will provide the appropriate reconciliation to the most comparable GAAP measure.

Reconciliation of Net Income (Loss) Per Common Share from Continuing Operations – Diluted,
Adjusted, page 15;

3.
Please revise your reconciliations to start with the GAAP measure (i.e., net income (loss) per common share – diluted) and reconcile to the non-GAAP measure (i.e., net income (loss) per common share – diluted, adjusted), similar to your reconciliations related to net income (loss).

Response: The Company acknowledges the Staff’s comment and undertakes, in future public disclosures and periodic and current reports filed with the SEC, to begin all reconciliations of non-GAAP financial measures included in future earnings releases and related materials with the most directly comparable GAAP measures (e.g., net income (loss) per common share – diluted).

Form 10-K for the Year Ended December 31, 2019
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Segment Results
Agribusiness Segment, page 32

4.
We note that in your fourth quarter 2019 earnings release and related earnings call, you separately present and discuss in detail the Oilseeds and Grains businesses when analyzing the Agribusiness segment results. With a view towards future disclosure, please tell us what consideration you gave to providing similar disclosures in your annual and quarterly reports, as it appears these businesses are important to the manner in which management views and analyzes the results of the Agribusiness segment.

Response: In response to the Staff’s comment, the Company believes that providing supplemental information regarding the performance of the Grains and Oilseeds operating segments comprising the Company’s Agribusiness reportable segment, helps readers better understand the components of the overall Agribusiness segment performance. As the Staff’s comment correctly asserts, in its earnings releases and related calls, the Company also presents and discusses its Grains and Oilseeds businesses when reviewing its Agribusiness segment results.
Similar disclosures regarding the Grains and Oilseeds businesses are included in Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), included the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

U.S. Securities and Exchange Commission
May 21, 2020

The Company, however, acknowledges the Staff’s observation regarding these disclosures. The Company believes its MD&A could be reorganized to better illustrate the performance of the Grains and Oilseeds businesses within the Agribusiness segment, which would be more closely aligned with the disclosures provided in the Company’s earnings release/related earnings call. The Company therefore undertakes to revise the presentation of its Grains and Oilseed business results in its MD&A.
The Company confirms that it will make such amended disclosures on a prospective basis, effective with the Company’s quarterly report on Form 10-Q for the three and six months ended June 30, 2020.
Note 2. Global Competitiveness Program and Portfolio Rationalization Initiatives, page F-18

5.
You disclose that as a result of the classification of the assets and liabilities to be transferred to the joint venture as held for sale, you recognized in cost of goods sold an impairment charge of $1,524 million that principally related to the recognition of cumulative currency translation effects during the third quarter of 2019. Please more fully explain to us why you believe it is appropriate to include this loss in cost of goods sold.

Response: In response to the Staff’s comment, the Company evaluated the accounting for the recognition of the impairment charge through two questions: why is the impairment charge recorded in cost of goods sold and why is the cumulative currency translation effect included in the calculation.
Why is the impairment charge recorded in Cost of Goods Sold?
The Company confirms that it is the Company’s policy to record impairments related to property, plant and equipment and finite-lived intangible assets directly used in the processing of its products in cost of goods sold in its consolidated statements of income which is disclosed in Note 1., Nature of Business, Basis of Presentation, and Significant Accounting Policies, page F-13:
“…Bunge records impairments related to property, plant and equipment and finite-lived intangible assets used in the processing of its products in cost of goods sold in its consolidated statements of income. Any impairment of marketing or brand assets is recognized in selling, general and administrative expenses in the consolidated statements of income (see Note 10, Impairments).”

We believe that the Company’s long standing policy to classify impairment of property plant and equipment used in the processing of its products is consistent with guidance in ASC 360-10.
45-5: A gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a discontinued operation shall be included in income from continuing operations before income taxes in the income statement of a business entity....
50-3: For any period in which a long-lived asset (disposal group) either has been disposed of or is classified as held for sale (see paragraph 360-10-45-9), an entity shall disclose all of the following in the notes to financial statements: …
d. If not separately presented on the face of the statement where net income is reported (or in the statement of activities for a not-for-profit entity), the caption in the statement where net income is reported (or in the statement of activities for a not-for-profit entity) that includes that gain or loss….
As the Company does not separately present the impairment charge on the face of the consolidated statement of income, Bunge disclosed that the impairment charge on the disposal group is presented as a component of cost of goods sold within the consolidated statement of income in Note 2., Global Competitiveness Program And Portfolio Rationalization Initiatives, page F-18 of its financial statements filed as part of its Annual Report on Form 10-K for the year ended December 31, 2019.

U.S. Securities and Exchange Commission
May 21, 2020

Why is the cumulative currency translation effect included in the impairment calculation?
In December 2019, we contributed our Brazilian sugar and bioenergy operations into a joint venture with the Brazilian biofuels business of BP p.l.c. ("BP").
These operations formed the majority of our Sugar and Bioenergy segment through which we produced and sold sugar and ethanol derived from sugarcane, as well as energy derived from the sugar and ethanol production process during 2019.
Bunge committed to a plan to contribute the Company’s Brazilian sugar and bioenergy operations to a joint venture with BP upon passage of a resolution by the Board of Directors in July of 2019. Upon classification of the disposal group as assets and liabilities held for sale, the Company evaluated whether currency translation effects are to be included in the carrying amount of the disposal group. The following paragraph set forth from the accounting literature and analysis of the treatment of cumulative currency translation effects as a component of the disposal group in accordance with ASC 830-30.
45-13: An entity that has committed to a plan that will cause the cumulative translation adjustment for an equity method investment or a consolidated investment in a foreign entity to be reclassified to earnings shall include the cumulative translation adjustment as part of the carrying amount of the investment when evaluating that investment for impairment…
Based on this guidance, for purposes of impairment testing, the Company determined it would be appropriate to include cumulative currency translation effects in the carrying amount of the disposal group upon committing to a plan to contribute the Company’s Brazilian sugar and bioenergy operations to a joint venture, as the transaction would cause the cumulative translation adjustment for the consolidated investment in a foreign entity to be reclassified to earnings.

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I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please contact John Neppl via telephone at (636) 292-3004 or me via telephone at (636) 292-3026.
Sincerely,
/s/ J. Matt Simmons, Jr.
J. Matt Simmons, Jr.
Senior Vice President and Chief Accounting Officer
cc:    John W. Neppl, Bunge Limited